GALIANO GOLD PROVIDES AKWASISO EXPLORATION UPDATE

Vancouver, British Columbia, June 25, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce an update from its 2020 exploration program underway at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.  The previously announced 2020 exploration program at the AGM (see news release dated May 5, 2020) consisting of approximately 36,000m of Diamond (DD) and Reverse Circulation (RC) drilling, has been underway with four drill rigs and is now approximately 35% completed.  This news release provides an update on the drilling and results for the Akwasiso open pit.

Highlights

  Third phase of mineralization has been delineated and is expected to be mined in 2021
  Drilling highlights (see Table 1 for details):
    Hole 186:  22 meters @ 2.8 g/t gold (from 155m to 174m)
    Hole 185: 13 meters @ 4.1 g.t gold (from 39m to 52m)
    Hole 179: 13 meters @ 2.7 g/t gold (from 34m to 47m)
    Hole 191: 2 meters @ 15.3 g/t gold (from 90m to 92m)
  Western domain open at depth and along strike for potential follow up drill program
  Initial drilling program at Akwasiso complete with 4,560 meters consisting of 2,816 meters of RC and 1,744 meters of DD
  Core logging complete with 80% of samples submitted for analysis and 71% of samples received

"Our first set of drill results from our 2020 exploration program appear to prove up additional mineralization near our processing plant, which we believe will contribute towards our first objective of replacing depletion." said Greg McCunn, Chief Executive Officer.  "Cut 2 of the Akwasiso pit is currently being mined and is expected to provide approximately 40% of the ore feed for H2 2020.  The drilling program has delineated a third cut at the pit which we expect will allow us to continue mining operations well into 2021."

The Akwasiso pit is located about 4km north-east of the processing plant along the Nkran shear corridor and was first mined in 2017.  In the first phase of mining, 1.6 Mt of ore grading 1.14 g/t of gold were mined and processed.  A second phase of mining was initiated in April 2020 (Cut 2), which contains estimated Indicated Mineral Resources1 of 2.8 million tonnes at 1.82 g/t gold (165,000 contained ounces of gold).  Mining of Cut 2 at Akwasiso is scheduled to take place over H2 2020 and early Q1 2021.  The current drilling program (2,816 meters of RC drilling and 1,744 meters of DD over 24 holes) has delineated a third phase of mining (Cut 3) which sits outside the current Mineral Resource Estimate.  With approximately 71% of the results returned so far, key intercepts are shown in Table 1.

Estimates of the contribution of this material to the Mineral Resources and Reserves at the AGM will become part of the end-of-year updated Resource Estimate expected to be dated December 31, 2020 and published in Q1 2021.

Table 1.  Key intercepts in Current Akwasiso Drill Holes

Hole ID	Type	From (m)	To (m)	Interval (m)	Grade (g/t)	Intercept
AKPC20-179	RC / DD	28	30	2	0.7	2m @ 0.7 g/t
AKPC20-179	RC / DD	34	47	13	2.7	13m @ 2.7 g/t
AKPC20-179	RC / DD	149	151	2	5.5	2m @ 5.5 g/t
AKPC20-179	RC / DD	176	182.4	6.4	2.1	6.4m @ 2.1 g/t
AKPC20-182	RC / DD	108	118	10	0.7	10m @ 0.7 g/t
AKPC20-182	RC / DD	146	148	2	1.1	2m @ 1.1 g/t
AKPC20-182	RC / DD	152	157	5	0.5	5m @ 0.5 g/t
AKPC20-182	RC / DD	174	178	4	0.5	4m @ 0.5 g/t
AKPC20-183	RC / DD	79	83	4	0.5	4m @ 0.5 g/t
AKPC20-183	RC / DD	137	140	3	4.7	3m @ 4.7 g/t
AKPC20-184	RC / DD	92	94	2	0.9	2m @ 0.9 g/t
AKPC20-184	RC / DD	106	110	4	5.3	4m @ 5.3 g/t
AKPC20-185	RC / DD	39	52	13	4.1	13m @ 4.1 g/t
AKPC20-185	RC / DD	79	88	9	2.7	9m @ 2.7 g/t
AKPC20-186	RC / DD	146	148.1	2.1	1	2.1m @ 1.0 g/t
AKPC20-186	RC / DD	155	174	22	2.8	22m @ 2.8 g/t
AKPC20-187	RC / DD	198	200	2	1	2m @ 1.0 g/t
AKPC20-192	RC / DD	82	90	8	3.4	8m @ 3.4 g/t
AKPC20-192	RC / DD	106	119	13	2	13m @ 2.0 g/t
AKPC20-193	RC / DD	72	82	10	1.2	10m @ 1.2 g/t
AKPC20-194	RC / DD	76	81	5	0.7	5m @ 0.7 g/t
AKPC20-196	RC / DD	116	118	2	12.6	2m @ 12.6 g/t
AKRC20-180	RC	39	45	6	1	6m @ 1.0 g/t
AKRC20-189	RC	19	24	5	2.3	5m @ 2.3 g/t
AKRC20-189	RC	99	102	3	3.2	3m @ 3.2 g/t
AKRC20-189	RC	147	149	2	0.7	2m @ 0.7 g/t
AKRC20-191	RC	53	56	3	1	3m @ 1.0 g/t
AKRC20-191	RC	90	92	2	15.3	2m @ 15.3 g/t
AKRC20-191	RC	118	120	2	5.1	2m @ 5.1 g/t
AKRC20-191	RC	124	130	6	2.7	6m @ 2.7 g/t

Note:  Intervals indicated are not true widths as there is insufficient geologic information to calculate true widths.  However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

Mineralization occurs at Akwasiso as veins and stockwork within and along the margin of a granite plug as well as within shear-hosted veins along the northwest margin (Figures 1, 2 and 3).  A similar structure appears to be emerging along the southeast margin of the granite.

Figure 1.  Perspective view of Akwasiso indicated mineralized zones (red) and their association with a granite plug.  Drill holes planned and reported here are designed to test mineralization along strike and at depth below the current mining operations.  View looks north.

Figure 2.  Plan view of the Akwasiso pit showing intercepts from past drilling and location of current drill holes (blue dots and drill traces).  Mineralization occurs as veins and stockwork along the margin and within the central granite as well as shear-hosted mineralization along the northwest margin.

A
A'
Current Mining Pit
Cut 3 Design Pit
Results Pending
13m @ 4.1 g/t Au
9m @ 2.7 g/t Au
Results Pending

B
B'
Current Mining Pit
Cut 3 Design Pit
Granite
13m @ 2.7 g/t Au
6m @ 2.1 g/t Au

Figure 3. Cross sections A-A' and B-B' as indicated in Figure 2.  Note that intercepts shown here appear to support plans for Cut 3 (brown dashed line).

Footnotes:

1 Refer to the 43-101 Technical Report (amended and restated) for the Asanko Gold Mine dated June 9, 2020 for further information on Mineral Reserves and Resources, including the effective date of the Mineral Reserve and Resource estimates, the key assumptions, parameters and methods used to estimate the Mineral Resources and Reserves and risks associated with the Mineral Resource and Reserve estimate.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

Qualified Person and QA/QC

Dr. Paul Klipfel, CPG , Senior Vice President Exploration of Galiano Gold Inc., is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Dr. Klipfel is responsible for all aspects of the work including the Quality Control/Quality Assurance programs and has verified the data disclosed. Dr. Klipfel is not independent of Galiano Gold Inc.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples.  All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish.  Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking.  Higher grade samples are re-analysed from pulp or reject material or both.  Intertek is an international company operating in 100 countries and is independent of Galiano.  It provides testing for a wide range of industries including the mining, metals, and oil sectors.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to:; statements with respect to the Company's exploration program, including the size and scope of the program, the nature of the exploration to be undertaken by the Company as part of the exploration program, the expected results of the exploration program (including its ability to delineate mineralization to replace mining depletion) and the nature and timing of future exploration programs; information regarding planned future drilling and mining; statements regarding future mining at the Akwasiso pit, including plans and designs for the Cut 3 pit; the expected timelines associated therewith; and the anticipated inclusion of drill results, and the mineralization defined thereby, if any, in the AGM's planned annual Mineral Reserve update as at December 31, 2020. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.